Execution Copy

EXTENSION AGREEMENT

This extension agreement, made as of April 14, 2009 (the “Agreement”), is between Canwest Media Inc., as issuer (the “Issuer”), the guarantors party to the Indenture as of the date hereof (as hereinafter defined) and listed on the signature pages hereto, as guarantors (collectively, the “Guarantors”), and the holders of certain of the 8% senior subordinated notes due 2012 (collectively, the “Notes”) issued pursuant to the indenture dated as of November 18, 2004 (as amended, modified, restated or supplemented from time to time, the “Indenture”), among 3815668 Canada Inc. (a predecessor of the Issuer), the Guarantors party thereto and The Bank of New York Mellon, as trustee (the “Trustee”). Each of the holders of the Notes that is a signatory to this Agreement is referred to herein as a “Noteholder” and, collectively, as the “Noteholders”.  The Noteholders, the Issuer and the Guarantors are collectively, the “Parties”.

RECITALS:

A.	As of the date hereof, the Issuer has not made the interest payment due on March 15, 2009 (the “Interest Payment”) under the Indenture, which is a Default.

B.	If the Interest Payment is not made on or prior to April 14, 2009, such Default will become an Event of Default (the “Interest Payment Default”).

C.
As of the date hereof, the lenders (collectively, the “Senior Lenders”) under the Credit Agreement dated as of October 13, 2005 (as amended or modified to the date hereof, the “Senior Credit Agreement”) among the Issuer, as borrower, the Senior Lenders, The Bank of Nova Scotia (the “Senior Agent”) and the guarantors party thereto have temporarily waived until April 21, 2009, among other things, the Events of Default (as such term is defined in the Senior Credit Agreement (and as used herein, the “Senior Facility Events of Default”)) that arise as a result of the breaches of the financial covenants contained in Sections 7.1(1), (2) and (3) of the Senior Credit Agreement or as a result of the non-payment by the Issuer of the Interest Payment (collectively, the “Senior Facility Covenant Breaches”).

D.
The Noteholders have agreed not to exercise their rights and remedies available under the Indenture that will arise if the Interest Payment Default occurs, until the date and upon the terms and conditions set forth herein.

E.
The ad-hoc committee of Noteholders (the “Noteholders’ Committee”) collectively holds (as beneficial owner or as having the power and authority to bind the beneficial owner) not less than US$536,315,000 in aggregate principal amount of the Notes, representing approximately 70.47% of the aggregate principal amount of the Notes that are outstanding as at the date hereof.

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements set forth in this Agreement, the Parties, each intending to be legally bound, agree as follows:

1. Confirmation regarding Recitals.

The Issuer and the Guarantors hereby confirm, acknowledge and agree that recitals A to C above are true and accurate.

2. Definitions.

Capitalized terms used herein have the meanings assigned in the Indenture unless otherwise defined herein.  As used herein:

(a)	“Cash Flows” has the meaning ascribed to it in Section 6.

(b)	“Confidentiality Agreement” means a confidentiality agreement in form and substance mutually agreeable to the Issuer and the Noteholders’ Committee.

(c)
“Confidentiality Agreement Signatory” means each of (i) Goodmans; (ii) Houlihan Lokey, financial advisor to the Noteholders’ Committee; (iii) any Noteholder that is a party to this Agreement and that has executed and delivered to the Issuer a Confidentiality Agreement; and (iv) any advisor to the Noteholders’ Committee that has executed and delivered to the Issuer a Confidentiality Agreement;

(d)	“Extension Default” means any one of the events or circumstances described in Section 10.

(e)	“Extension Effective Date” means the date on which executed copies of counterparts of this Agreement by the Issuer, the Guarantors and the Noteholders have been delivered to Goodmans.

(f)	“Extension Period” means the period beginning on the Extension Effective Date and terminating on the earlier of (i) 11:59 p.m. on April 21, 2009, and (ii) a Termination Event Time.

(g)	“Goodmans” means Goodmans LLP, counsel to the Noteholders’ Committee.

(h)	“Interest Payment Default” has the meaning ascribed to it in Recital B.

(i)	“Noteholders’ Committee” has the meaning ascribed to it in Recital F.

(j)	“Recapitalization Transaction” has the meaning ascribed to it in Section 7.

(k)	“Senior Agent”, “Senior Credit Agreement”, “Senior Facility Covenant Breaches”, “Senior Facility Events of Default” and “Senior Lenders” have the respective meanings ascribed to them in Recital D.

(l)	“Termination Event Time” has the meaning ascribed to it in Section 10.

(m)
“Waiver Agreement” means the agreement between the Senior Lenders and the Issuer and the Guarantors dated April 7, 2009 pursuant to which the Senior Lenders waived the Senior Facility Covenant Breaches.

3. Effectiveness.

This Agreement shall become effective on the Extension Effective Date and shall be effective as to the Noteholders, the Issuer and the Guarantors in accordance with this Agreement until the earlier of (i) 11:59 p.m. on April 21, 2009, and (ii) a Termination Event Time, following which this Agreement shall terminate and be of no further force or effect.

4. Extension Conditions.

(a)
Effective as of the Extension Effective Date and until the expiration of the Extension Period, the Noteholders shall, and shall direct any broker or other Person that holds or controls any Notes on behalf of such Noteholders to, refrain from exercising any rights and remedies against the Issuer or the Guarantors that are available under the Indenture (including, without limitation, under Sections 6.02, 6.03 and 6.06) solely with respect to the Interest Payment Default; provided that:

(i)
the Noteholders shall be entitled to assert a right to the accrual of default interest, if any, during the Extension Period but may not seek any remedy or take any action with respect thereto during the Extension Period;

(ii)
the granting of the Extension Period upon the terms herein contained shall not be interpreted or construed by the Issuer or the Guarantors in any manner whatsoever as an extension of the 30 day period to cure the Interest Payment Default; and

(iii)
the Issuer acknowledges and agrees that the Noteholders’ agreement to refrain from exercising their rights and remedies against the Issuer or the Guarantors during the Extension Period shall not constitute a waiver of, nor an agreement to refrain from exercising rights and remedies in respect of, any Default or Event of Default under the Indenture, other than the Interest Payment Default.

(b)
At the Termination Event Time, the agreement of the Noteholders hereunder to refrain, and to direct any broker or other Person that holds or controls the Notes on behalf of such Noteholders to refrain, from exercising their rights and remedies in respect of the Interest Payment Default shall immediately terminate without the requirement of any demand, presentment, protest, or notice of any kind all of which the Issuer and the Guarantors hereby waive.

(c)	The Noteholders acknowledge and agree that the Issuer will provide a copy of this Agreement to the Trustee.

5. Representations and Warranties.

(a)	The Issuer and each Guarantor hereby represents and warrants, severally and not jointly, as of the date hereof and, in the case of each Guarantor, to the best of its knowledge, as follows:

(i)	except for the Interest Payment Default, no other Default or Event of Default has occurred and is continuing;

(ii)	except for the Senior Facility Covenant Breaches, neither the Issuer nor any Subsidiary is in any material default, which has not been cured or waived, under any of the following:

(1)	the Senior Credit Agreement;

(2)	any agreement in respect of Indebtedness under the senior secured credit facilities or the senior subordinated unsecured credit facility of Canwest Limited Partnership;

(3)	any agreement in respect of Indebtedness under the senior secured credit facilities of CW Media Holdings Inc.;

(4)	the 9.25% senior subordinated unsecured notes, and indenture related thereto, of Canwest Limited Partnership; or

(5)	the 13.5% senior unsecured notes, and indenture related thereto, of CW Media Holdings Inc.

(iii)	the execution, delivery and performance by the Issuer and the Guarantors of this Agreement:

(1)	are within their corporate, partnership or limited partnership powers, as applicable;

(2)	have been duly authorized by all necessary corporate, partnership or limited partnership action, as applicable, including the consent of the holders of their equity interests where required;

(3)
do not and will not (A) contravene their certificates of incorporation or by-laws or limited partnership or other constating documents, (B) violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to them or any of their properties or assets, (C) conflict with or result in the breach of, or constitute a default under, or result in or permit the termination or acceleration of, any material contractual obligation of the Issuer or the Guarantors (other than under the Notes and the Indenture), or (D) result in the creation or imposition of any lien or encumbrance upon any of the property of the Issuer or the Guarantors; and

(4)	do not and will not require the consent of, authorization by, or approval of any governmental authority; and

(iv)
to the best of knowledge after due inquiry of the officers, directors, partners and employees of the Issuer or such Guarantor, as the case may be, who have been involved in the discussions concerning this Agreement, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened against it or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on its ability to execute and deliver this Agreement and to comply with its terms.

(b)
Each Noteholder hereby represents and warrants, severally and not jointly, that as of the date hereof, each Noteholder either (i) is the sole legal and beneficial owner of the principal amount of Notes, as has been disclosed to Goodmans, or (ii) has the investment and voting discretion with respect to the principal amount of Notes as has been disclosed to Goodmans and has the power and authority to bind the beneficial owner(s) of such Notes to the terms of this Agreement, and each Noteholder has authorized and instructed Goodmans to advise the Issuer of the aggregate holdings of the Notes by the Noteholders and acknowledges and agrees that the Issuer is relying on such information in entering into this Agreement.

(c)
Any person signing this Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty.

6. Statement of Projected Cash Flows.

A Statement of Projected Cash Flows for the period February 2, 2009 to April 21, 2009, (the “Cash Flows”) prepared by the Issuer has been delivered to Goodmans in connection with this Agreement.  The Issuer covenants and agrees to adhere in all material respects to the Cash Flows in the operation of its business during the Extension Period, assuming that the assumptions underlying the Cash Flows do not materially change during the Extension Period, except that the Interest Payment contemplated by the Cash Flows will not be made.

7. Recapitalization Transaction.

The Issuer and the Noteholders’ Committee shall engage in good faith negotiations regarding a recapitalization transaction which is expected to include providing an opportunity to existing shareholders to participate in an equity infusion whether by way of a rights offering or otherwise (the “Recapitalization Transaction”).

8. Reporting.

During the Extension Period, to the extent permitted by applicable law and the terms of any contractual obligation of confidentiality, the Issuer shall, and shall cause its Subsidiaries to, provide to each Confidentiality Agreement Signatory the following reporting information:

(a)
forthwith upon receipt thereof, copies of all notices received by the Issuer or any Subsidiary from any creditor, landlord or other third party delivering a notice of default, demand, acceleration or enforcement in respect of any material obligation of the Issuer or any Subsidiary;

(b)
copies of all financial statements, reports, certificates, notices and other information regarding the business (including cash flows) which the Issuer delivers to the Senior Agent and/or the Senior Lenders, forthwith following the delivery to the Senior Lenders; and

(c)
forthwith upon receipt thereof, copies of any and all discussion papers, term sheets, letters of intent, commitment letters or agreements relating to the Subsidiaries’ businesses or relating to the sale of any of the assets, property or undertaking of the Issuer or any Subsidiary other than in the ordinary course of business.

9. Meetings; Access.

Following reasonable advance notice, the Issuer shall, to the extent permitted by law and the terms of any contractual obligation of confidentiality:

(a)
provide, and cause its Subsidiaries to provide, to each Confidentiality Agreement Signatory reasonable access to the offices, facilities, and books and records of the Issuer and the Subsidiaries during normal business hours;

(b)
make, and cause its Subsidiaries to make, the officers and legal and financial advisors of the Issuer and Subsidiaries available on a reasonable basis for any discussions with any Confidentiality Agreement Signatory;

(c)
keep each Confidentiality Agreement Signatory informed regarding material discussions and negotiations between the Issuer and third parties pertaining to a Recapitalization Transaction (including appropriate disclosure of relevant information reasonably requested by any Confidentiality Agreement Signatory in connection with such discussions and negotiations) to the extent that it is in the best interests of the Issuer and its stakeholders to do so; and

(d)
use commercially reasonable efforts to obtain the permission of any third parties with whom the Issuer has a contractual obligation of confidentiality to disclose the requested information referred to in Section 9(c) above to the extent that it is in the best interests of the Issuer and its stakeholders to do so.

Notwithstanding the foregoing, the Issuer shall not be required to disclose any information, records, files or other data to any Confidentiality Agreement Signatory where such disclosure would jeopardize the attorney-client privilege of the Issuer or any of its Subsidiaries.

10. Extension Defaults.

An “Extension Default” occurs if:

(a)
the Issuer or any of the Guarantors fails to comply in all material respects with, or defaults in the performance or observance of, any term, condition, covenant or agreement set forth in this Agreement;

(b)
if any representation, warranty or other statement of the Issuer or any of the Guarantors made or deemed to be made in this Agreement shall prove untrue in any material respect as of the date when made;

(c)	if the Issuer fails in any material respect to adhere to, or if there is a material adverse variation from, the Cash Flows;

(d)	the occurrence of any Default or Event of Default other than the Interest Payment Default;

(e)	the Senior Lenders terminate the Waiver Agreement prior to April 21, 2009;

(f)	the acceleration of Indebtedness arising under the Indenture or the Senior Credit Agreement or any other Indebtedness of the Issuer or its Subsidiaries;

(g)
the Issuer or any of its Restricted Subsidiaries (i) makes any Restricted Payments or any Investments referred to in clause (m) of the definition of “Permitted Investments” in the Indenture, except for the transactions described in Schedule A; (ii) incurs or guarantees, directly or indirectly, any Indebtedness (excluding Indebtedness between the Issuer and a Guarantor or between Guarantors incurred in the ordinary course of business) in excess of the amount permitted under the Senior Credit Agreement and the Waiver Agreement plus the existing hedging obligations that are secured pari passu with the Indebtedness under the Senior Credit Agreement; (iii) enters into any transaction or agreement that could reasonably be expected to materially adversely affect the Issuer and its Restricted Subsidiaries on a consolidated basis; (iv) enters into any material Affiliate Transaction or extends, renews, waives or otherwise modifies in any material respect the terms of any Affiliate Transaction, other than any such transactions in the ordinary course of business and except for the transactions described in Schedule A; (v) materially increases compensation or bonus levels or severance entitlements or other benefits payable to directors or executive officers, or employees, (including by way of a “KERP”) except as required by law or existing benefit plans or employment contracts; or (vi) grants any Liens (other than non-consensual Permitted Liens and other than as required under the Senior Credit Agreement and the Indenture in connection with the transactions described in Schedule A);

(h)
the Issuer or any Guarantor contests or denies in any manner the legality, validity, binding nature or enforceability of this Agreement, the Indebtedness under the Indenture, the Indenture, the Notes or any Guarantee;

(i)
the commencement of any action, application, petition, suit or other proceeding under any bankruptcy, arrangement, reorganization, dissolution, liquidation, insolvency, winding-up or similar law of any jurisdiction now or hereafter in effect, for the relief from or otherwise affecting creditors of the Issuer or any material Subsidiary, including without limitation, under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) (including the filing of a notice of intention to make a proposal), Companies’ Creditors Arrangement Act (Canada), Winding-up and Restructuring Act (Canada), the Canada Business Corporations Act or the United States Bankruptcy Code by, against or in respect of the Issuer or any Subsidiary;

(j)
any receiver, receiver-manager, interim receiver, monitor, liquidator, assignee, custodian, trustee, sequestrator or other similar entity shall be appointed in respect of the Issuer or any material Subsidiary or all or any part of their respective property, assets or undertaking;

(k)
the Issuer or any material Subsidiary (i) makes a general assignment for the benefit of its creditors, including without limitation, any assignment made pursuant to the BIA, (ii) acknowledges its insolvency or is declared or becomes bankrupt or insolvent, (iii) fails to meet its liabilities generally as they become due, or (iv) commits an act of bankruptcy under the BIA or any similar law of any jurisdiction; or

(l)
the Issuer or any Restricted Subsidiary, proposes, makes a public announcement in respect of, enters into any agreement or letter of intent with respect to, or attempts to consummate, any Asset Sale other than (i) the sale of the shares or assets of Canwest Medya A.S., Canwest Medya Yönetim Ticaret U.C. A.S., Karaköy Televizyon ve Radyo Yayinciliĝi Ticaret A.S., CGS Televizyon ve Radyo Yayinciliĝi Ticaret A.S., Pasifik Televizyon ve Radyo Yayinciliĝi Ticaret A.S., Galata Televizyon ve Radyo Yayinciliĝi Ticaret A.S., and Halic Televizyon ve Radyo Yayinciliĝi A.S. or the sale of any amounts receivable from such entities or their shareholder, as applicable, pursuant to loans made to such entities or their shareholder by Canwest Irish Holdings (Barbados) Inc. or Canwest International Communications Inc., as applicable, on commercially reasonable terms, and after consultation with the Confidentiality Agreement Signatories; or (ii) the assets and business comprising the E! Network.

This Agreement shall immediately terminate at the earliest of the following times (the “Termination Event Time”): (i) 5:00 p.m. (Toronto time) on the first Business Day after delivery to the Issuer by Goodmans on behalf of the Noteholders’ Committee of written notice of an Extension Default described in Sections 10(a), (b) or (c); (ii) on delivery to the Issuer by Goodmans on behalf of the Noteholders’ Committee of written notice that an Extension Default described in Sections 10(d), (e), (f), (g), or (h), or, with respect to any entity other than the Issuer, an Extension Default described in Sections 10(i), (j) or (k), has occurred;

(iii) automatically upon the occurrence of an Extension Default described in Sections 10(i), (j) or (k) with respect to the Issuer; and (iv) upon notice by Goodmans on behalf of the Noteholders' Committee to the Issuer as set forth in the next sentence.  The Issuer shall give the Noteholders’ Committee notice of its intention to take any of the actions described in Sections 10(g) or (l) and any such action shall not constitute an Extension Default if prior written consent is given by Goodmans or the Noteholders’ Committee, which consent shall not be unreasonably withheld or delayed; provided, however, that this Agreement may be terminated by Goodmans on behalf of the Noteholders' Committee by notice to the Issuer at any time following the giving of such a notice of intention by the Issuer and prior to delivery of such written consent.

11. Fees.

The Issuer shall pay all reasonable fees, costs and disbursements of the legal counsel and financial advisor to the Noteholders’ Committee incurred in connection with such advisors evaluating the position of, advising and negotiating on behalf of the Noteholders’ Committee relative to the Issuer and the Guarantors in connection with the Notes.

12. Disclosure.

No press release or other public disclosure concerning the transactions contemplated herein shall be made by the Issuer or any of the Guarantors without the prior consent of the Noteholders’ Committee (such consent not to be unreasonably withheld); provided, however, that the Issuer shall, after providing the Noteholders with copies of all related documents and an opportunity to consult with the Noteholders as to the contents, make prompt disclosure of the material terms of this Agreement and make such disclosure as may be required by applicable law or by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any other regulatory authority having jurisdiction over the Issuer and the Guarantors, or by any court of competent jurisdiction.  Notwithstanding the foregoing, no information with respect to each of the Noteholder’s specific ownership of Notes, the principal amount of Notes held by a Noteholder or the identity of any individual Noteholder shall be disclosed by the Issuer or any Guarantor except as may be required by applicable law or by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any other regulatory authority having jurisdiction over the Issuer or any of the Guarantors, or by any court of competent jurisdiction; provided, however, that the aggregate amount of Notes held by the Noteholders’ Committee may be disclosed.

13. Ratification of Liability.

The Issuer and the Guarantors hereby ratify and reaffirm all of their payment and performance obligations and obligations to indemnify, contingent or otherwise, under the Indenture and the Guarantees.

14. No Lender Liability.

The Issuer hereby acknowledges that, in the course of negotiating a Recapitalization Transaction and exercising its rights and remedies under this Agreement, it is the intention of the Noteholders’ Committee that any and all determinations which the Noteholders’ Committee have made or may make, or opinions which it or any of its respective members may express in the course of such dealings have been, and shall be made or expressed as the case may be, solely for its own purpose.

15. Amendments.

This Agreement may not be modified or amended except by a written instrument signed by the Issuer, the Guarantors and each of the members of the Noteholders’ Committee at the time of the execution of such written instrument.

16. No Other Amendments; Continuing Agreements; No Waiver of Other Remedies.

Other than as otherwise expressly provided herein: (a) this Agreement shall not be deemed to operate as an amendment or waiver of or to prejudice any right, power, privilege or remedy of the Noteholders under the Indenture, the Notes or the Guarantees; and (b) the provisions of the Indenture, the Notes and the Guarantees shall continue to apply in full force and effect, unamended.  Nothing contained in this Agreement shall be deemed a waiver by any non-breaching Party hereto of any other remedies available at law to redress any other Party’s breach of this Agreement. Each of the rights and powers provided pursuant to this Agreement shall be cumulative and in addition to and not in derogation of the rights and powers otherwise available under applicable law or pursuant to the Indenture (including, without limitation, pursuant to Sections 6.02, 6.03 and 6.06 of the Indenture).

17. Notices.

All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile transmission, in each case addressed to the particular Party:

(a)	If to the Issuer or the Guarantors, at:

Canwest Media Inc.
31st Floor
CanWest Global Place
201 Portage Avenue
Winnipeg, MB  R3B 3L7

Attention: General Counsel
Fax Number: (204) 947-9841

With a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
Box 50
1 First Canadian Place
Toronto, ON  M5X 1B8

Attention: Linda Robinson
Fax Number: (416) 862-6666

(b)	If to the Noteholders:

c/o Goodmans LLP
250 Yonge Street
Suite 250
Toronto, ON  M5B 2M6

Attention: Celia Rhea
Fax Number: (416) 979-1234

or to such other addresses or facsimile numbers as a Party may from time to time designate to all the other Parties in such manner. All such notices and communications shall be effective on the date of delivery or transmission thereof.

18. Counterparts; Facsimile Transmission.

This Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Agreement is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

19. Headings.

The headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

20. Successors and Assigns.

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and each of their respective successors, assigns, heirs and personal representatives.

21. Invalidity.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

22. Governing Law; Attornment.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.  EACH PARTY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

23. Reliance.

The Issuer and the Guarantors acknowledge and agree that any waiver or consent that the Noteholders may make on or after the date hereof has been made by the Noteholders in reliance upon, and in consideration for, the covenants, agreements, representations and warranties of the Issuer and the Guarantors hereunder.

24. Acquisition of Additional Notes.

This Agreement shall in no way be construed to preclude any Noteholder from acquiring additional Notes.

25. Limitation on and Notice of Transfers of Notes.

Subject to the terms of any Confidentiality Agreement to which it is a party, each Noteholder hereby agrees not to sell, assign, pledge, hypothecate or otherwise transfer (a “Transfer”), during the Extension Period, any Notes (or any rights in respect thereof, including the right to vote) held by such Noteholder as of the Extension Effective Date except to a transferee who (a) is already a signatory Noteholder hereunder (an “Existing Signatory”); or (b) contemporaneously with any such Transfer, agrees to be fully bound as a signatory Noteholder hereunder by executing and delivering to the Issuer a joinder to this Agreement in form acceptable to the Issuer, acting reasonably.  For greater certainty, where the transferee is not an Existing Signatory, such transferee shall be bound by the terms of this Agreement only in respect of the Notes that are subject of the Transfer, and not in respect of any other Notes of the transferee.  Each Noteholder hereby agrees to provide Goodmans with written notice within three (3) Business Days of any Transfer to a transferee that is not an Existing Signatory during the Extension Period of any Notes (or any rights in respect thereof, including the right to vote) held by such Noteholder as of Extension Effective Date.

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[EXECUTION PAGES FOLLOW]

SCHEDULE A

PERMITTED AFFILIATE TRANSACTIONS

1.	Execution of unanimous shareholder declarations between:

•	Canwest Global Communications Corp. and CMI;

•	CMI and National Post Holdings Ltd.;

•
CMI and each of 4501063 Canada Inc. (“Broadcast Holdco”) and 4501071 Canada Inc. (“Publishing Holdco”), both of which became Guarantors and Restricted Subsidiaries on April 2, 2009, created to hold the shares of the general partner of Canwest Television Limited Partnership (“Canwest Television GP”) and Canwest Limited Partnership (“Canwest Publishing GP”);

•	Broadcast Holdco and Canwest Television GP;

•	Publishing Holdco and Canwest Publishing GP; and

•	Canwest Publishing GP and Canwest Publishing Inc.

2.	Continuance of CMI, National Post Holdings Ltd. and Canwest Television GP Inc. from The Corporations Act (Manitoba) to the Canada Business Corporations Act.